
February 10, 2012

<u>Via Facsimile</u>
Mr. Jeff Wang
Chief Financial Officer
China Finance Online Co. Limited
9/F, Tower C, Corporate Square
No.35 Financial Street, Xicheng District
Beijing 100033, China

> **Re:** **China Finance Online Co. Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed May 31, 2011**
> **File No. 000-50975**

Dear Mr. Wang:

We have reviewed your letter dated January 13, 2012 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 9, 2011.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects

B. Liquidity and capital resources, page 73

1.   We note your response to prior comment 3 indicates that you will not quantify the difference between retained earnings calculated under U.S. GAAP versus PRC accounting standards and regulations because retained earnings under PRC accounting standards and regulations is higher than retained earning calculated under U.S. GAAP. Please confirm that to the extent that retained earnings under PRC accounting standards

and regulations is lower than retained earnings under U.S. GAAP in the future, you will quantify the difference in your disclosure.

Item 15. Controls and Procedures, page 110

2.	We note your response to prior comments 5 and 6. It appears to us that those primarily responsible for the preparation of your books and records and financial statements, i.e. your Chief Financial Officer, Director of Finance and Financial Reporting Manager, do not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP. In this regard, we note that the individuals listed above do not hold a license such as Certified Public Accountant in the U.S., have not attended extended educational programs that would provide a sufficient, relevant education relating to U.S. GAAP, and their U.S. GAAP experience, if any, primarily consists of the preparation of your U.S. GAAP financial statements.

Accordingly, we believe that your lack of U.S. GAAP experience constitutes a material weakness and thus your internal controls over financial reporting would not be effective. Please revise your conclusion on internal controls over financial reporting and explain in detail in your amendment that you have an accounting department with limited knowledge of U.S. GAAP, and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief